Filed by Rice Acquisition Corp. II pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Rice Acquisition Corp. II (File No. 001-40503)

On February 27, 2023, an interview with Daniel Joseph Rice, IV, a current director of Rice Acquisition Corp. II (“RONI”), was published on The Absolute Return Podcast. During such interview, Mr. Rice discussed, among other things, NET Power, LLC (“NET Power”) and the proposed business combination involving RONI and NET Power. Below is a copy of the transcript of the interview.

Episode Transcript

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies, your hosts, Julian Klymochko, and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko: All right. Welcoming Danny Rice for the second time to the podcast after having a huge 2022. We’re just talking about such a challenging market especially in the De-SPAC space. So many have just been crashed. There’s been a few winners. I don’t think there’s been a bigger winner than Archaea Energy, though getting acquired by bp 26 bucks a share. That deal just closed, and it’s one of the big successes, Danny, you’ve had since we last spoke on the podcast in 2021, now it’s 2023. A lot’s happened. So, what’s new?

Danny Rice: Well, so I think is, everybody’s saw, and I guess the reason why I’m here is to share our latest deal, which is our second SPAC Rice Acquisition Corp II recently announced it’s entering into a merger with private energy technology company, NET Power. And we’re going to be taking NET Power public through Rice Acquisition Corp II. There’s a lot of really cool features about why we’re really excited about NET Power and it’s in the energy space that we know quite dearly, and we’ve had great success doing good for the environment, but also creating meaningful value for our shareholders.

Julian Klymochko: Yeah, definitely a ton of experience in the energy space and a lot of big wins. Last time you were on the show, we talked about EQT and some of the other deals that you’ve done over the years, and excited to get into NET Power today. Prior to getting into that as you know, we did nominate you for 2022 Deal Maker of the Year. Challenging market, you managed to sell Archaea, 26 bucks a share, so 160% premium to the SPAC price. And that deal was basically, or LFG as the ticker was, it was barely in existence for a year, then sold for $4.1 billion. Probably the best performing De-SPAC of 2022. How did the deal happen?

Danny Rice: Yeah, it was all in the background of the merger section of the proxy. I think you know, when you take a step back and you look at why we took Archaea public in the first place it really came down to what appears to be a nascent industry to most people. You know, most people had never really heard of renewable natural gas or landfill gas development before we announced the Archaea transaction. And I think for us, we were private investors in Archaea going all the way back to 2018, and we saw this fantastic opportunity to create a ton of value in continuing to consolidate the RNG space before everybody really picked their head up and realized how much value potential there really was there. And that really was the genesis of why we did the SPAC with Rice Acquisition Corp I and Archaea in the first place was, this is a phenomenal industry. At some point, everybody else is going to figure out how economic and how beneficial it is to the environment. We need to provide as much capital to this company as possible to capture those opportunities while we can still get them at a very, very reasonable price.

And so that was really the investment thesis of taking Archaea public in the first place was get access to the capital, capture the opportunity, and build a large scalable platform. And I think as everybody saw, we merged the business with bp, and I think a lot of just the commercial strategy on growing Archaea really drew on that oil and gas playbook of acquire the core acreage, eventually, somebody is going to say that core acreage is quite strategic to my commercial ambitions, to my environmental ambitions. What’s the best way for me to get a foothold within this space? Now, if you’re a large company, it’s a lot more impractical to try to organically grow something one landfill at a time and try to build something of size. For those larger companies for it to actually move the needle and make it worth their time, they need to do something much, much larger.

And so, Archaea, you know, by the middle of 2022 was the largest developer of RNG in the world. We had scooped up really, really high volume, attractive, valuable landfills, and eventually we got to this position where if somebody really wanted to enter the RNG space with a splash and really establish themselves as the leader, Archaea becomes the most attractive target. And ultimately that’s what bp concluded as well, is they looked at how do we decarbonize, how can we do it in a way that leverages our existing oil and gas skillset, but is also really, really meaningful to the environment? And so, their long-term strategic ambitions really lined up with the assets that the Archaea team had been able to compile over the course of the last few years. And it’s both the skillset and the actual physical landfill gas assets that the company had. So, it really was a win-win situation for both bp and for the Archaea shareholders.

Julian Klymochko: Now, the strategy or playbook that you brought to the SPAC, that thesis really played out beautifully. Now in terms of running the second one, Rice Acquisition II, just announced that NET Power deal. Were there any skills or ideas, additional plays to your playbook that you learned going from soup to nuts, basically SPAC IPO to business combination, De-SPAC and ultimately exit at a large premium? Anything you picked along that timeline that you could apply or that you did apply to your second blank check vehicle?

Danny Rice: Yeah, so certainly, so NET Power and just for the listeners at home, what the NET Power company has developed, essentially invented is a new power generation process. And so that’s a power generation process that takes natural gas, it captures all of the emissions from the combustion process, so you’re left with pure stream of CO2 that’s ready to be sequestered deep down hole. You have 300 megawatts of utility scale power, and you have a little bit of water. And those are the real outputs here. And so, it really allows you to create this zero-emission power source that leverages the reliability and affordability of natural gas. And so, I think thematically where we really get excited about NET Power, just like with Archaea, and we said once people realize the value of RNG and landfills, this is going to be a very valuable company.

And I think what we’re seeing now in the world today, especially around power, is everybody is now saying for the last a hundred years, I’ve had access to reliable low-cost electricity, but now all of a sudden, I want it to be clean. And unfortunately, we’ve kind of seen this movement over the last few years to really focus on just the clean aspect of power. And unfortunately, when you pivot too hard to just clean but you don’t have a solution that’s able to deliver that 24/7 reliable power source, you end up with a lot of reliability issues. You end up with a lot of cost issues. And that’s kind of playing out real time. You know, in some parts of the United States, it’s certainly playing out to a much larger degree, unfortunately in Europe where they started to pivot way too fast to wind and solar to get that clean energy that I think everybody wants and deserves, but they lost the reliability and cost that goes along with it. And so NET Power really plays to this one really important theme of we need the energy trifecta, we need our energy to be clean, we need it to be low cost, and we need it to be reliable.

The problem that we have in the world today is, you know, until NET Power, there wasn’t a single energy source that was able to deliver this energy trifecta, but that’s ultimately what NET Power does. And so really, like the investment thesis is quite simple. The world wants the energy trifecta, there’s no solution to do it today. NET Power for the last 10 years has been proving this technology that delivers that energy trifecta. And so, this company is now really pivoting from proving the technology, and they built the demonstration plant in Texas to prove that their oxy-combustion supercritical CO2 process works, and so now we’re pivoting from proving the technology to now really starting to commercialize this technology. And so, we have a fantastic owner group from the private side that’s rolling all of their equity into the public company. These aren’t private equity companies. These are some of the most important, largest energy companies in the world. Occidental Petroleum, Constellation Energy, Baker Hughes, and then technology developer 8 Rivers. So fantastic support from a fantastic owner group. And the opportunity set here that we see for NET Power is probably one of the largest that we’ve come across in the energy space.

Michael Kesslering: Before we go into a bit more on NET Power as well, what do you think are some of the most interesting dynamics from a macro perspective in the current energy market that are maybe a little less followed? One thing that you mentioned was the energy trifecta, but is there anything else that comes to mind that’s really interesting in the space right now?

Danny Rice: Well, I think one of the challenges is everybody’s starting to spend so much more time and energy in dollars trying to develop new technologies to decarbonize, right? And that was really one of our mandates with Rice Acquisition Corp II, was our investment mandate is we’re going to go find a company that is going to become a leader in baseload, low-carbon power generation. And so that’s really where we spent the past year and a half, was scanning the entire universe of opportunities. And there’s a ton of great companies working on early-stage technology around advanced geothermal, around blue hydrogen, around all shades of hydrogen, really, Advanced nuclear, advance battery development.

But I think when you kind of line all of those up and you compare them to NET Power, NET Power’s more advanced, they’ve kind of proven this technology. First commercialization is going to be in 2026 with our utility scale plant, which is, you know, in the case of all these other nascent technologies, a decade ahead of them in terms of deployment, and the most important piece is, back to with landfills, really understanding the reliability of that feedstock that’s creating RNG, the feed stock to NET Power is just natural gas, and natural gas as we know, it’s plentiful. Here in the United States, we have over a hundred years of reserves at a cost that’s much, much lower than the prices that you’re seeing on the screen today.

And so, we’re sitting here today saying, we have access to over a century’s worth of really, really low cost, reliable natural gas, both here domestically, but also abroad. And that becomes such a powerful, valuable feedstock, especially if you’re able to deliver it in a way that captures all of the emissions. And so, just back to like that whole theme on other things that we’re seeing out there, people are really scrambling at this point because everybody wants clean energy, but they also want it to be reliable and low cost, and there’s just no solutions out there to do it. And so that’s creating a bit of predicament not just for states and folks at you know, the federal levels, but it’s creating like real issues for people that are starting to demand something that doesn’t yet exist. And so, I think NET Power really becomes that bipartisan solution where you get the clean energy you want, but you also get the reliability and the low cost features that I think everybody over the last hundred years has become so accustomed to, especially here domestically.

Julian Klymochko: And with that, there’s all these competing technologies trying to bring clean power as you indicated, we already have low-cost reliable power through the standard natural gas power plant. Now, what is NET Power technological solution? How does it work in terms of helping these natural gas power plants become clean?

Danny Rice: Yep. So, there’s, really two pieces to the process. And this is an entirely new power generation machine. So, this isn’t something where you can retrofit it on an existing power plant, right? This is all components of this thing are specialized specifically for this type of power generation process. And it starts with oxy combustion on the front end. The largest issue for carbon capture from power generation today is that flue gas is only 5% CO2 from a combined cycle natural gas fired plant. And it’s 8 or 9% from a coal plant. The other 90 to 95% of that flue gas is actually nitrogen, and that’s nitrogen that’s coming from the atmosphere as it’s entering the combustion chamber. So that’s the real problem, is we need to get rid of the nitrogen so that the nitrogen does not go through the combustion chamber.

And so, what the NET Power guys, they said, well, let’s stick an air separation unit on the front end so that the only thing we have going into the combustion chamber is your natural gas, methane, and a pure stream of oxygen. So that’s oxy-combustion. It’s been around for a long time; people use it all over the place. But this application is really unique because now we have oxy-combustion and all you end up with is power and a pure stream of CO2. Now, what the NET Power guys did that’s really smart and really novel, as they said, we have this pure stream of CO2 and in a typical natural gas power plant, the working fluid to actually spin that turbine and turn heat into power is they use steam, right? A steam turbine. But the really cool thing about CO2 is at a certain pressure, it becomes supercritical, and that’s typically above 2200 pounds per square inch, PSI.

And so above 2200 PSI, CO2 has a much better density factor compared to steam and water in really any other element out there. And it actually becomes a much more efficient working fluid to spin that turbine. And so, the NET Power guys said, since we have this pure stream of CO2 from the oxy combustion process, let’s boost the pressure on that CO2 and use that as the working fluid in the turbine. And so that’s what creates this oxy-combustion supercritical CO2 process. So that supercritical CO2 is used to spin the turbine and then it eventually comes out and it’s in this pure form that’s ready for sequestration. And so, you end up with 45 million cubic feet of gas per day going into the plant, and you end up with 300 megawatt hours of power for electricity and a pure stream of CO2 that’s ready to be captured. And that’s really it. And so that’s like the recipe to be able to really reduce our capture cost of CO2. And so that CO2 is ready to be put into a pipeline and ready to be injected permanently sequestered in saline aquifers, you know, a mile underground, two miles underground, or you can utilize that CO2 for other applications like for enhanced oil recovery. But the most important thing is this plant captures over 97% of the CO2 that would otherwise be emitted from a traditional natural gas plant, or one and a half million tons from a traditional coal-fired power plant. And so, when we just look at the market potential for this company, there’s the equivalent of 17,000 NET Power plant deployments we can do across the world to just replace existing coal and gas plants and meet this energy trifecta that I think everybody’s asking for.

Julian Klymochko: Yeah, especially with a lot of governments around the world putting a major price on carbon emissions. If you can sequester that, then at some point, just even financially above and beyond just the, you know, society issues and everyone moving to this clean power state. It’ll affect the bottom line and become cheaper, I’m sure. Now, one thing that’s really interesting about this SPAC deal, perhaps unprecedented in the space, is you are going to become the CEO, typically from the SPAC sponsor. They, you know, either wash their hands a bit or maybe stay on the board, but you’re going to be very actively involved in leading NET Power after the business combination closes. So, what’s your strategy to grow the company and lead it into the future?

Danny Rice: Yeah, so as part of the diligence process when we really started to dig into the NET Power story, the strategy, the technology, and just the opportunity set that the company has, we quickly realized like, not that the world’s looking for our single solution to just solve all of our climate woes and meet our energy needs, but the NET Power technology really does that. And so, we kind of said, yeah, this is could be a great investment for investors. But more importantly the world really needs this technology now more than ever. And it’s imperative that this company gets it right. Now, they could certainly get it right without my involvement. They’re such a great team there and they’re so smart. But I kind of said, man, this could be a really, really fun opportunity to really help commercialize this and grow this into a really important company in the energy future.

And I think that the unique thing, kind of with my background, I’ve had the benefit and I guess the good fortune of, you know, starting companies from scratch and then growing them into, you know, really, really large energy enterprises in the past. And so, I’ve done that playbook multiple times over, you know, first with Rice Energy, we grew it into an idea into what’s now the largest, natural gas producer in North America, EQT. Toby, the middle Rice brother who is a founder with me at Rice, is the CEO of EQT now. I’m still on the board. So, we have that perspective of what it takes to grow something from an idea into an industry leader. And so, we did it at Rice, we did it at Rice Midstream, we did it at Archaea where we took it from an idea, and the management team grew it into the largest RNG developer in the world. And so, there is a certain bit of a playbook that we can go by for how NET Power is going to grow from what’s now more than just an idea, it’s proven technology into really just capturing the full potential that they have. I have that experience to do this that I think is quite relevant here. And then I think the other part that’s really important with NET Power is, these power plants capture so much CO2, like this utility scale power plant is capturing over 800,000 tons of CO2 per year. And if you can deploy a thousand of these across the United States you know, you’re talking about essentially decarbonizing the entire US power generation industry, one and a half billion tons of CO2 per year go away, but that’s one and a half billion tons of CO2 that has to go somewhere, right?

And so, it requires a really solid skillset on understanding the subsurface to where you can permanently sequester the CO2. So, it really taps into that subsurface geology skillset really grown out of the oil and gas industry to ensure that that CO2 is permanently sequestered safely and securely for the next 2,000 years. And so, one of the other things that we’re going to be able to bring to NET Power is this expertise in really understanding the subsurface with where you can put these NET Power plants. Because you can’t just put this plant anywhere. You really have to understand, I want to be as close to the sink as possible so that I don’t have to build a lot of pipe and so that I can ensure that the amount of power I’m producing on the surface is not going to be curtailed because of impediments with understanding the subsurface and being able to sequester the CO2.

So NET Power really becomes this really cool company where massive commercial potential on the above ground stuff, but also massive commercial potential on the sequestration of the CO2. And Julian, you kind of hit it a little bit on carbon credits and subsidies for CO2, but just here in the United States, what really makes NET Power shine here domestically is for each ton of CO2 that we’re able to sequester, the federal government will pay you $85 per ton. Now when you’re capturing 800,000 tons of CO2 per year and you’re getting paid $85 per ton, and there’s really no cost for us to process or separate it because that CO2 is in just pure form, that’s close to $70 million a year in revenue. And I mean, so you can almost, you actually can completely underwrite the plant economics on just the CO2 sequestration alone. And so that actually sets up power prices to go down for consumers, right? And so that’s really where we’ve seen NET Power shining is we can deliver this really low-cost clean energy that people haven’t seen before.

Michael Kesslering: Absolutely. It really is compelling economics. And so along that thread, can you talk a little bit about the decision around the business model on choosing a capital light licensing approach rather than building out projects on your own? And this business model is perhaps more favorable for investors?

Danny Rice: Yep. So, when the NET Power team started to come up with the idea of designing this power generation process, it hadn’t been done before because nobody was really putting a value on capturing CO2, right? There’s no money in it, there’s no value in it. And I think the NET Power guys, to their credit, a whole decade ago said at some point there’s actually going to be a social cost of carbon. There’s actually going to be a reason why we need to capture it. Let’s come up with a process that can capture at the lowest possible cost. And so that’s where they came up with this entire oxy-combustion supercritical CO2 process and while coming up with it, they started to build a massive patent portfolio around it. And so, they’re sitting here today with a huge IP portfolio that essentially makes it, that if you want to build a NET Power plant, you have to come to NET Power. And so that gives us total latitude with how are we going to commercialize this? How are we going to create value from this business? And I think the simplest way to do that is just do a licensing model, right? Where if somebody wants to build a NET Power plant to decarbonize and deliver baseload, zero carbon power to their constituents, you can come to NET Power, you can acquire a license and you pay us a license fee on an ongoing royalty.

And so, we kind of put it in the slide deck, you know, that’s worth to us and it’s around $65 million for each plant. And so, if you just kind of put that into the context of what we’re taking the company public at, we’re taking the company public at a one and a half billion dollar valuation. And so, you only really need to say, these guys need to build 30 or 40 of these plants to really underwrite the equity valuation today. Now the market potential that I kind of mentioned before, there’s 17,000 applications of a NET Power plant globally, over a thousand here in the United States. Just looking domestically here in the US you know, if we just pursued a hundred percent licensing model, you know, $65 million PV times a thousand plants is, you know, $65 billion market potential just here in the US just for licensing. So that’s like a pretty awesome place to start. But I think certainly our skillset and being able to understand the subsurface, being able to understand where the sinks are, being able to lay on top of that, where are the power markets, what are power market prices, lay out all of the power transmission lines, put on all of the gas pipelines on a map. We’re going to definitely be able to identify some really cool bright spots as to where these plants belong. And so that certainly lends itself to us becoming a little bit more proactive in really starting to originate projects. And so, the nice thing for us is, the valuation that we’re taking this company public at is completely underwritten by just the licensing model and really just limited deployment of this licensing model. But the opportunity set that we see is certainly much, much larger than what we’re taking to company public at.

Julian Klymochko: It’s a really interesting aspect about the story and the, you know, NET Power entity going public that won’t be commercialized in terms of generating revenue until 2026. As CEO, how do you convince investors to underwrite that $1.5 billion valuation without revenue? I know especially in the current market, it’s definitely challenging for companies without cash flow, without profits you know, but you guys can make it work. What are some major themes behind that?

Danny Rice: Yeah, I mean it really comes back to establishing like what you really think an addressable market is. What you really think potential deployment and penetration within that market is. And you can do it a couple ways. You can do a discounted cash flow analysis, you know, this is certainly a high growth company that’s probably not going to trade on any sort of multiple of next year’s cash flow, even once the first plant is online. I think the most impactful thing that I think for investors to understand is once we start to really establish a pipeline of projects, just this backlog of projects for deliveries in 2026 and beyond, people are going to really start to see quite quickly the future value that’s going to be coming to NET Power and really through, you know, an asset light business model. And so that’s one of the things that I’m most excited about over the next few years is getting the NET Power story out there and really starting to build this commercial backlog in advance of our first plant coming online in 2026. Now you’re already starting to see plenty of demand for this technology. I think one of the things that’s really surprising is until we announced this transaction with NET Power, 90% of the prospective investors we met with had never heard of the company. They said, I didn’t even know something like this was being developed, right? And so, taking this company public really is now going to put a much better broader spotlight on what this technology can do. And so, this really does become a godsend of sorts for a lot of utilities that are starting to come up with plans for net zero in 2030 or 2040 or 2050, and they’re kind of sitting there saying, I can’t make the numbers work to get there without decarbonizing coal and gas and I can’t afford to take those off my grid system. So, they’re just kind of sitting there waiting for nuclear fusion to happen, or they’re waiting for something that just doesn’t exist today. But now NET Power really becomes a legitimate solution to help them achieve those goals much, much sooner.

Julian Klymochko: Yeah, and you look to say Europe for example, and it seems like they’re going backwards, firing up coal plants. So, doing the opposite of decarbonization unfortunately. So, it’s great to see new technologies being developed and what NET Power has seems super, super compelling, the process and how you get that energy trifecta, clean, low cost, reliable power that everyone wants and deserves. Now Danny, a personal question. You had a massive 2022. Several significant exits under your belt yet seems to be no resting on your laurels. You sold LFG now on to the next one. Retirement elusive it seems. What inspires you? What keeps you going? You seem really excited about this NET Power project.

Danny Rice: Yeah, look, I think like the most exciting thing about NET Power, like the most exciting thing to me about NET Power is how impactful it can be to the United States and to the world in achieving [its energy goals]. We kind of saw that firsthand with Rice Energy, right? When we grew Rice Energy into one of the largest natural gas producers in the country. We also saw a reduction in US CO2 emissions, which was kind of unprecedented because GDP was still growing, the country was still growing, yet we saw emissions go down. And so, for us that was really like an eye opener where we said, wow, like we can take this energy skillset, we can create value, we can give the world the energy it needs and we can save the environment at the same time. We kind of said that’s a pretty special skillset. And so, I think unfortunately, like despite natural gas being the primary driver of a reduction in US CO2 emissions over the last 10 years, there’s a lot of folks out there that are rooting for the demise of natural gas and, you know, certainly coal.

And we kind of said, not only do we need these energy sources, but we’re pretty sure we’re going to be able to develop the technologies that make these the most impactful ways to achieve the decarbonization goals that I think everybody aspires for us to hit. And so, as we were kind of evaluating NET Power, you know, as much as there’s a major you know, financial benefit to doing a good deal, I think for me and the Rice team, we almost have this moral obligation to contribute our skills where they’re needed. And I think quite honestly, like the biggest challenge that we have right now as a planet is achieving our energy needs so that everybody can achieve and have the quality of life that I think everybody deserves. And that really is built on a foundation of access to low-cost reliable energy. But the other thing that the world’s desperately needing now, is we need to decarbonize, and I think like quite honestly, I probably wouldn’t be able to live with myself if I didn’t jump in to try to do my part for the benefit of broader society. So there really wasn’t too much thinking that I had to do before saying I need to do this.

Julian Klymochko: Yeah, I mean the story’s super compelling. You definitely appear to be very passionate about it and there’s a lot of drivers behind what you’re trying to accomplish. And the best part is everyone benefits. If we can get that energy trifecta clean, low-cost, reliable energy, and there’s all these competing technologies. NET Power is a really compelling competitor and seems like you’re well on your way to completing the goals here and it paint to a bright future for consumers and something that every single person on the planet needs, which is power and electricity. So, Danny wishing you all the best with the NET Power, not just the business combination, but leading the entity as CEO after that. Excited to see what’s in store and perhaps we’ll have to have you on for a record third time in the future.

Danny Rice: Yeah. Thanks Julian. Thanks Mike. This has been a blast hanging out with you guys again.

Julian Klymochko: All right, thanks so much. Take care and best of luck.

Danny Rice: Thanks guys.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

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Important Information about the Business Combination and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving RONI and NET Power. RONI has filed a registration statement on Form S-4 (as may be amended from time to time, the “registration statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2022, which includes a preliminary proxy statement/prospectus, and RONI may file other documents with the SEC regarding the proposed transaction. The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement is declared effective by the SEC, a definitive proxy statement/prospectus will be sent to the shareholders of RONI. Before making any voting or investment decision, investors and security holders of RONI are urged to carefully read the entire registration statement and definitive proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by RONI with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RONI may be obtained free of charge from RONI at www.ricespac.com/rac-ii.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the combined company and the proposed transaction between NET Power and RONI. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) conditions to the completion of the proposed business combination and PIPE investment, including shareholder approval of the business combination, may not be satisfied or the regulatory approvals required for the proposed business combination may not be obtained on the terms expected or on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties or the termination of any PIPE investor’s subscription agreement; (iii) the effect of the announcement or pendency of the proposed business combination on NET Power’s business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts NET Power’s current plans and operations; (v) risks related to diverting management’s attention from NET Power’s ongoing business operations; (vi) potential litigation that may be instituted against RONI or NET Power or their respective directors or officers related to the proposed transaction or the business combination agreement or in relation to NET Power’s business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination and PIPE investment; (viii) risks relating to the uncertainty of the projected financial information with respect to NET Power or the combined company; (ix) NET Power’s history of significant losses; (x) the combined company’s ability to manage future growth effectively; (xi) the combined company’s ability to utilize its net operating loss and tax credit carryforwards effectively; (xii) NET Power’s ability to continue as a going concern if the transactions contemplated herein are not completed; (xiii) the capital-intensive nature of NET Power’s business model, which may require the combined company to raise additional capital in the future; (xiv) barriers the combined company may face in its attempts to deploy and commercialize its technology; (xv) the complexity of the machinery NET Power relies on for its operations and development; (xvi) the combined company’s ability to establish and maintain supply relationships; (xvii) risks related to NET Power’s arrangements with third parties for the development, commercialization and deployment of technology associated with NET Power’s technology; (xviii) risks related to NET Power’s other strategic investors and partners; (xix) the combined company’s ability to successfully commercialize its operations; (xx) the availability and cost of raw materials; (xxi) the ability of NET Power’s supply base to scale to meet the combined company’s anticipated growth; (xxii) risks related to NET Power’s or the combined company’s ability to meet its projections; (xxiii) the combined company’s ability to expand internationally; (xxiv) the combined company’s ability to update the design, construction and operations of the NET Power technology; (xxv) the impact of potential delays in discovering manufacturing and construction issues; (xxvi) the possibility of damage to NET Power’s Texas facilities as a result of natural disasters; (xxvii) the ability of commercial plants using NET Power’s technology to efficiently provide net power output; (xxviii) the combined company’s ability to obtain and retain licenses; (xxix) the combined company’s ability to establish an initial commercial scale plant; (xxx) the combined company’s ability to license to large customers; (xxxi) the combined company’s or NET Power’s ability to accurately estimate future commercial demand; (xxxii) the combined company’s ability to adapt to the rapidly evolving and competitive natural and renewable power industry; (xxxiii) the combined company’s ability to comply with all applicable laws and regulations; (xxxiv) the impact of public perception of fossil fuel derived energy on the combined company’s business; (xxxv) any political or other disruptions in gas producing nations; (xxxvi) the combined company’s ability to protect its intellectual property and the intellectual property it licenses; (xxxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (xxxviii) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations, including recent proposals by the SEC or as a condition to obtaining regulatory approval of the proposed business combination; (xxxix) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xl) such other factors as are set forth in RONI’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its subsequent quarterly reports on Form 10-Q, and in its other filings made with the SEC from time to time, including the registration statement, which are available via the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NET Power and RONI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NET Power nor RONI gives any assurance that either NET Power or RONI, or the combined company, will achieve its expectations.

Participants in Solicitation

RONI and NET Power and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RONI, in favor of the approval of the proposed transaction. For information regarding RONI’s directors and executive officers, please see RONI’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 30, 2022. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus, as they may be amended, and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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